SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)


                               LENNAR CORPORATION
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                                (Name of issuer)


                                 COMMON STOCK
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                        (Title of class of securities)


                                  526057104
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                                (CUSIP number)


        STUART MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
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(Name, address and telephone number of person authorized to receive notices and communications)


                              SEPTEMBER 13, 1996
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            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.

     Check  the following box if  a  fee  is  being  paid  with  the  statement
<square>.  (A  fee  is  not  required  only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE.  Six copies  of this statement, including all exhibits, should
     be filed with the Commission.   SEE  Rule  13d-1  (a) for other parties to
     whom copies are to be sent.

                             (continued on following pages)
                                   (Page 1 of 4 Pages)

CUSIP No.  525057104                                        PAGE 2 OF 5 PAGES


1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               L.M. GRAT

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                             (a) <square>
                                                                                        (b) <checked-box>

3       SEC USE ONLY

4       SOURCE OF FUNDS{*}
               00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            <square>

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Florida



    NUMBER OF        7      SOLE VOTING POWER
                                  0
     SHARES
                     8      SHARED VOTING POWER
  BENEFICIALLY                    0

    OWNED BY         9      SOLE DISPOSITIVE POWER
                                  0
      EACH
                    10      SHARED DISPOSITIVE POWER
   REPORTING                      0

  PERSON WITH

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,275,000 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{*}            <square>

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.16%

14      TYPE OF REPORTING PERSON*
               00


                                  {*}SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  526057104                                        PAGE 3 OF 4 PAGES


     This Amendment No. 1 to the Schedule 13D originally filed on October 14, 1994 by L.M. GRAT amends the following Item of that Schedule 13D as follows:

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     The first paragraph of Section a) of this Item is amended to state the following:

     a) Because of the Trust's ownership of a limited partnership interest in the Partnership, the Trust may be deemed to have an indirect interest in 95% of the 4,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. Therefore, the Trust may be deemed to have an indirect interest in 4,275,000 shares of Common Stock, which would be equal to 14.16% of the Common Stock.

     Section c) of this Item is amended to state the following:

     c) On September 30, 1994, Leonard Miller contributed 3,500,000 shares of Class B Common Stock, which may be converted at any time into 3,500,000 shares of Common Stock, to the Partnership. Of these, 3,275,000 shares
     (subject to adjustment) were contributed in exchange for a limited partnership interest which gives the holder an approximately 95% interest in the Partnership's earnings and assets. Mr. Miller, as settlor of the Trust, then contributed the limited partnership interest to the Trust. On September 13, 1996, Mr. Miller contributed an additional 1,000,000 shares of Class B Common Stock, which may be converted into 1,000,000 shares of Common Stock, to the Partnership.

CUSIP No.  526057104                                        PAGE 4 OF 4 PAGES




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.





                                                     OCTOBER 9, 1996
                                        ---------------------------------------
                                                          (Date)



                                        /S/ STUART MILLER
                                        ---------------------------------------
                                        Stuart Miller, as Trustee of L.M. GRAT